SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                              Clary Corporation
                              -----------------
                               (Name of Issuer)

                         Common Stock $1.00 Par Value
                        (Title of Class of Securities)

                                  182720102
                                  ---------
                                (CUSIP Number)

                                John G. Clary
           President and Chairman of the Board of Clary Corporation
                    President and Chairman of the Board of
                            Addmaster Corporation
                           225 E. Huntington Drive
                          Monrovia, California 91016
                                (626) 358-2395
                        ------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  April 8, 2002
                                  -------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                             (Page 1 of 4 Pages)

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CUSIP No. 182720102                              13 D       Page 2 of 4 Pages
---------------------------------------                     -------------------
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      John G. Clary
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                     (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS
      PF, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)               [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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      NUMBER OF       7   SOLE VOTING POWER
                          493,338
       SHARES
                      ---------------------------------------------------------
                      8   SHARED VOTING POWER
    BENEFICIALLY          0

                      ---------------------------------------------------------
      OWNED BY        9   SOLE DISPOSITIVE POWER
                          493,338
        EACH

  REPORTING PERSON
                      ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
        WITH              0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      493,338
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.4%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

                       AMENDMENT NO. 6 TO SCHEDULE 13D

      Reference is made to the Schedule 13D, as amended by Amendment No. 1 thereto filed on August 2, 1982, Amendment No. 2 thereto filed on March 11, 1983, Amendment No. 3 thereto filed on September 14, 1984, Amendment No. 4 thereto filed on April 17, 1998 and Amendment No. 5 thereto filed on March 15, 2002, by John G. Clary (the "Reporting Person") with respect to the Common Stock, $1.00 par value per share (the "Common Stock"), of Clary Corporation, a California corporation (the "Company").

ITEM 5.     Interest In Securities of the Issuer

      Item 5 is hereby amended and restated in its entirety to read as follows:

(a)  Aggregate Number and Percentage of Class


John G. Clary may be deemed to beneficially own 493,338 shares of Common Stock, representing 20.4% of the Common Stock, set forth as follows:

(1) John G. Clary beneficially owns 0 shares in his individual capacity. His spouse, Barbara P. Clary, beneficially owns 48,000 shares of Common Stock.

(2) John G. Clary is Trustee of the John G. Clary Living Trust and the J&B Clary Trust, which together beneficially own 279,964 shares of Common Stock and rights to acquire 6,625 shares of Common Stock upon conversion of 5,761 shares of the Company's Class "A" Preferred Stock.

(3) John G. Clary is the Trustee of the Harland W. Gerds Trust, which beneficially owns 158,749 shares of Common Stock.


(b)  Sole and Shared Power to Vote and Dispose


John G. Clary

493,338  Shares beneficially owned with sole power to vote
0        Shares beneficially owned with shared power to vote
493,338  Shares beneficially owned with sole power to dispose
0        Shares beneficially owned with shared power to dispose

(c) Transactions: in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D:

           On April 8, the Reporting Person converted all outstanding 9-1/2% Convertible Subordinated Debentures into Common Stock. Through such conversion, the Reporting Person acquired 110,000 shares of Common Stock.

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 26, 2002


                                    JOHN G. CLARY


                                    /s/ John G. Clary
                                    ------------------------------



Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).